Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Zinque Holdings, Inc.
1440 S Lincoln Blvd
Venice, CA 90291
https://lezinque.com/

Up to $4,662,997.92 in Common Stock at $4.83
Minimum Target Amount: $9,998.10

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Zinque Holdings, Inc.
Address: 1440 S Lincoln Blvd, Venice, CA 90291
State of Incorporation: DE
Date Incorporated: November 19, 2024

Terms:

Equity

Offering Minimum: $9,998.10 | 2,070 shares of Common Stock
Offering Maximum: $4,662,997.92 | 965,424 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $4.83
Minimum Investment Amount (per investor): $497.49

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

<u>Investment Incentives and Bonuses *</u>

<u>Loyalty Bonus | 15% Bonus Shares</u>

If you are friends & family of Zinque (on Zinque's email list as of Feb 7th 2025 or a prior investor in Zinque), you are eligible for additional bonus shares

Time-Based Perks

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $20,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: $500 - Receive a Zinqué branded tote bag.

Tier 2: $1,000 - Become a member of Zinqué wine club or cheese club for 3 months + 2% bonus shares.

Tier 3: $5,000 - Become a member of Zinqué wine club or cheese club for 6 months + Receive a $200 Zinqué Gift Card valid at all restaurants and stores + 5% bonus shares.

Tier 4: $10,000 Become a member of Zinqué wine club or cheese club for 6 months + Receive a $500 Zinqué Gift Card valid at all restaurants and stores + 10% bonus shares

Tier 5: $25,000 Become a member of Zinqué wine club or cheese club for 12 months + Receive a $1,000 Zinqué Gift Card valid at all restaurants and stores + 12% bonus shares.

Tier 6: $50,000 Become a member of Zinqué wine club or cheese club for 12 months + Receive a $1,000 Zinqué Gift Card valid at all restaurants and stores+ 15% bonus shares + Friends & Family Concierge for priority reservations for dining and special events + 15% discount at all Zinqué restaurants and À Côté stores.

Tier 7: $100,000+ Black Card investor account. Become a member of Zinqué wine club or cheese club for 12 months + Receive a $2,000 Zinqué Gift Card valid at all restaurants and stores + 20% bonus shares + Friends & Family Concierge for priority reservations for dining and special events + 25% discount at all Zinqué restaurants and À Côté stores + Zinqué will keep any opened wine or liquor bottle with your name on it (with Coravin).

Tier 8: $300,000+ VIP investor account. ONLY 15 AVAILABLE. Everything from tier 7 including 20% bonus shares + VIP invitation to all Zinqué grand openings in the world (starting with Paris in spring 2025) including curated hospitality experience from Zinqué (accommodation & services).

Zinqué will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club, see below for details.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Zinque will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $483. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Zinqué is a beloved neighborhood hotspot & all-day restaurant serving French-inspired dishes, small plates, craft cocktails & a uniquely curated wine selection. Inspired by the zinc countertop bars & cafés of Paris, many of its customers consider it a second home—a place to work, linger & socialize.

Along with its traditional restaurant service model, Zinqué offers a robust program of community events and activities to extend its identity as a true lifestyle brand; live music, pottery & painting classes, sip & learn wine tastings, foosball and ping pong tournaments, backgammon club, paella parties, raclette nights...and beyond!

Zinqué currently owns and operates 8 locations across California and Arizona, with plans to expand both domestically and internationally.

Corporate History

Le Zinc Bar LLC was formed in August 18, 2019 and is the wholly owned subsidiary of Zinque Holdings, Inc. (issuer entity incorporated on 11/19/2024). Zinque IP LLC also exists beneath Zinque Holdings, Inc.

Zinque Holdings, Inc. was formed on November 19, 2024 and acquired Le Zinc Bar LLC in exchange for shares in Zinque Holdings, Inc.

Legal Settlement

As January 2025, we are obligated to pay $1,650,000 in settlement payments related to a legal dispute with former employees. The Company made a payment of $150,000 in January 2025 and the balance due is $1.5M. The Company will be making these payments every month and expects to pay this off in 10 months. Please see the Company's risk factors for additional information.

Competitors and Industry

MARKET

The restaurant market is highly competitive, characterized by dynamic consumer preferences, emerging culinary trends, and evolving dining formats. In recent years, the industry has seen increased demand for experiential dining, fast-casual concepts, and sustainable sourcing practices. Zinqué offers a unique blend of casual, yet elegant dining. Located in various upscale areas like Venice, West Hollywood, Newport Beach, Malibu and Scottsdale, Arizona, Zinqué serves a diverse clientele with small plates, craft cocktails, and a curated wine selection. The restaurant emphasizes a relaxed, community-driven atmosphere, drawing inspiration from Parisian zinc-countered cafés. Zinqué's spaces transform throughout the day, catering to breakfast, lunch, and dinner services, making it an ideal spot for both social gatherings and private events. Zinqué offers strong appeal for those interested in boutique dining concepts with flexible dining formats and strong community engagement.

COMPETITORS

Zinqué operates in a highly competitive dining market, particularly within urban and upscale neighborhoods in cities like Los Angeles and Scottsdale. That said, national restaurant chains offering similar French-inspired casual dining/community experiences are essentially non-existent. Zinqué's main competitors include local boutique bistros, wine bars, and cafes that focus on high-quality, curated menus and offer a blend of dining and socializing experiences.

Current Stage and Roadmap

CURRENT STAGE

Zinqué is currently at a mid-stage of growth, with a strong regional presence and expansion plans in motion. It operates 8 Zinqué restaurants across California and Arizona, alongside 3 locations of its successful retail concept, À Côté,. The company is financially robust, reporting zero debt from its existing operations and projecting $42 million in sales for 2024.

FUTURE ROADMAP

Zinqué's future roadmap focuses on aggressive expansion, both domestically and internationally. Planning to open 11 new restaurants in key U.S. cities such as Miami, New York, and Austin by 2030, expanion into European markets including Paris, London, and Barcelona is also forthcoming. We plan to open the first international flagship location will open in Paris in 2025, followed by more ventures in France and across Europe. Additionally, Zinqué is in active development on private, membership-based clubs in Marina del Rey, Malibu, and Todos Santos, Mexico.

THIS OFFERING STATEMENT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Emmanuel Renaud Dossetti

Emmanuel Renaud Dossetti's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chief Financial Officer, Secretary, and Director
  Dates of Service: January, 2012 - Present
  Responsibilities: Emmanuel is oversees day-to-day operations for the Company. Emmanuel currently receives salary compensation in the amount of $2,000,000 for this role per year.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any

securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment

The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures

The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

Some early-stage companies may lack professional guidance

Some companies attribute their success, in part, to the guidance of professional early-stage advisors, consultants, or investors (e.g., angel investors or venture capital firms). advisors, consultants, or investors may play an important role in a company through their resources, contacts, and experience in assisting early-stage companies in executing their business plans. An early-stage company primarily financed through Regulation Crowdfunding may not have the benefit of such professional investors, which may pose a risk to your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks
The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with Voting Rights
The Common Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it may cease operating and result in a loss on your investment. Even if we sell all the Common Stock we are offering now, the Company may need to raise more funds in the future, and if unsuccessful in doing so, the Company will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the Company being worth less, if later investors have better terms than those in this offering.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant

regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition

We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Intense Market Competition

The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may face risks related to cybersecurity and data protection. We rely on technology systems to operate our business and store and process sensitive data, including the personal information of our investors. Any significant disruption or breach of our technology systems, or those of our third-party service providers, could result in unauthorized access to our systems and data, and compromise the security and privacy of our investors. Moreover, we may be subject to cyber-attacks or other malicious activities, such as hacking, phishing, or malware attacks, that could result in theft, loss, or destruction of our data, disruption of our operations, or damage to our reputation. We may also face legal and regulatory consequences, including fines, penalties, or litigation, in the event of a data breach or cyber-attack. Any significant disruption or downtime of our platform, whether caused by cyber-attacks, system failures, or other factors, could harm our reputation, reduce the attractiveness of our platform, and result in a loss of investors and issuer companies. Moreover, disruptions in the services of our technology provider or other third-party service providers could adversely impact our business operations and financial condition. This would likely adversely impact the value of your investment.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Legal Settlement Obligations Could Adversely Affect Our Financial Condition

As January 2025, we are obligated to pay $1,650,000 in settlement payments related to a legal dispute with former employees. This settlement was reached in connection with alleged violations of labor code provisions. While we have structured the repayment of this amount over time, these obligations may adversely impact our cash flow, liquidity, and overall financial condition. Additionally, there can be no assurance that similar claims or disputes will not arise in the future, which could result in further financial obligations or additional costs to defend against such claims. Any adverse developments related to these matters could have a material and adverse effect on our business, financial condition, and results of operations. We made a payment of $150,000 in January 2025 and the balance due is $1.5M. The Company will be making these payments every month and expects to pay this off in 10 months.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Emmanuel Dossetti	10,281,385	Common Stock	34.27%

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 965,424 of Common Stock.

Common Stock

The amount of security authorized is 31,400,000 with a total of 30,000,000 outstanding.

Voting Rights

One Vote Per Share

Material Rights

There are no material rights associated with Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of the Company, you will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00
  Number of Securities Sold: 30,000,000

Use of proceeds: Founder Issuance
Date: October 29, 2024
Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Revenue for fiscal year 2022 was $39,576,476 compared to $41,960,989 in fiscal year 2023.

As we continued to increase the operation of our new restaurants, our sales increased.

Cost of Sales

Cost of Sales for fiscal year 2022 was $10,598,770 compared to$ $11,664,789 in fiscal year 2023.

As we continued to increase the operation of our new restaurants, our cost of sales increased.

Gross Margins

Gross margins for fiscal year 2022 were $28,977,706. compared to $30,296,200 in 2023.

Corporate expenses related to opening of central kitchen and planning of new restaurants and opening of malibu were mostly responsible for the increase here.

Expenses

Expenses for fiscal year 2022 were $27,260,455 compared to $34,693,896 in fiscal year 2023.

Corporate expenses related to opening of central kitchen and planning of new restaurants and opening of malibu were mostly responsible for the increase here.

Historical results and cash flows:

The Company is currently in the revenue-generating stage. We are of the opinion the historical cash flows will be indicative of the revenue and cash flows expected for the future because we will keep growing in similar manner. Past cash was primarily generated through sales at our restaurants. Our goal is to open 4 new restaurants every year and for revenue and cash flow to grow accordingly.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of January 2025, the Company has capital resources available in the form of $1.1M in our bank accounts. The Settlement Payment of $1.65M referred to in our Risk Factors section and Company Overview section will be paid out of our cash balance gradually over time.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary for the viability of the Company. Of the total funds that our Company has, 71% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate indefinitely. This is based on our profits and expectation to continue to be profitable.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate indefinitley.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The Company is exploring additional future sources of capital, including potential debt financing, a line of credit, and private investor financing. As of January 2025, no definitive agreements have been finalized. The Company is considering conducting additional private fundraising, but the final terms, structure, and valuation of any such offering have not been determined. While the Company may seek to align terms with its ongoing securities offering, no assurance can be given that any future capital raise will be on the same terms or successfully completed.

Indebtedness

Related Party Transactions

- Name of Entity: Triunfo Holdings
  Names of 20% owners: Zinque Holdings, Inc.
  Relationship to Company: Subsidiary
  Nature / amount of interest in the transaction: $321,894
  Material Terms: In 2018, the Company acquired a 45% equity stake in Triunfo Holdings, LLC, a related party through common ownership. In 2023, the Company contributed $321,894 to Triunfo Holdings, LLC. However, due to its share in the loss of $12,141 and a distribution of $1,000,000, the carrying value of the investment decreased from $784,569 to $94,322. As of December 31, 2023, and 2022, no impairment losses were recorded with respect to these investments.

Valuation

Pre-Money Valuation: $144,900,000.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options, warrants, and other securities with a right to acquire shares are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.10 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $4,662,997.92, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  5.0%
  We will use 5% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  5.0%
  We will use 5% of the funds raised to purchase inventory for the Company's restaurants in preparation of openings of new restaurants

- Company Employment
  25.0%
  We will use 25% of the funds to hire key personnel for daily operations, including the following roles: regional managers, regional directors of operations, officers. Wages to be commensurate with training, experience and position.

- Working Capital
  56.5%
  We will use the funds for working capital to cover expenses for the expansion to new markets as well as ongoing day-to-day operations of the Company. Working capital includes possibly using funds to pay off the settlement disclosed in the Company Overview section and Risk Factors section.

- StartEngine Service Fees & Reg CF Campaign Marketing:
  3.0%
  We will use 3% of the funds to market the crowdfunding campaign. Less than .04% will be for fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://lezinque.com/ (lezinque.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/zinque

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Zinque Holdings, Inc.

[See attached]

ZINQUE HOLDINGS INC.

AUDITED FINANCIAL STATEMENTS

AS OF AND FOR THE PERIOD ENDED
NOVEMBER 13, 2024 (INCEPTION DATE)

INDEX TO FINANCIAL STATEMENTS



SET APART

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Zinque Holdings Inc.
Newark, Delaware

Opinion

We have audited the financial statements of Zinque Holdings Inc., which comprise the balance sheet as of November 13, 2024 (Inception Date), and the related statement of operations, changes in stockholders' equity, and cash flows for the period ended November 13, 2024 (Inception Date) and the related notes to the financial statements (collectively, the "financial statements").

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of Zinque Holdings Inc. as of November 13, 2024 (Inception Date), and the results of its operations and its cash flows for the period ended November 13, 2024 (Inception Date) in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Zinque Holdings Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Zinque Holdings Inc.'s ability to continue as a going concern for a period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Zinque Holdings Inc.'s internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events considered in the aggregate that raise substantial doubt about Zinque Holdings Inc.'s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

Other Matter – Special Purpose Vehicle

The financial statements presented in this report are those of an entity established for Regulation CF Fundraising and are intended to reflect the financial position and performance of the entity on a stand-alone basis. Users seeking a comprehensive understanding of the financial position and operations of the operating company should refer to the financial statements of the operating company (i.e., Le Zinc Bar, LLC.).

SetApart Accountancy Corp.

January 20, 2025
Los Angeles, California

As Of Inception	November 13, 2024
(USD $ in Dollars)	
ASSETS	
Current Assets:	
Cash & Cash Equivalents	$ -
Total Current Assets	-
Total Assets	$ -
LIABILITIES AND STOCKHOLDER'S EQUITY	
Total Liabilities	$ -
STOCKHOLDER'S EQUITY	
Common Stock	-
Accumulated Profit/(Deficit)	-
Total Stockholder's Equity	-
Total Liabilities and Stockholder's Equity	$ -

See accompanying notes to financial statements.

For The Period Ended	November 13, 2024
(USD $ in Dollars)	
Net Revenue	$ -
Cost Of Goods Sold	-
Gross Profit/(Loss)	-
Operating Expenses	
General And Administrative	-
Total Operating Expenses	-
Net Operating Income/(Loss)	-
Interest Expense	-
Other Income/(Loss)	-
Income/(Loss) Before Provision For Income Taxes	-
Provision/(Benefit) For Income Taxes	-
Net Income/(Net Loss)	$ -

See accompanying notes to financial statements.

(USD $ in Dollars)	Common Stock		Accumulated Profit/(Deficit)	Total Stockholder's Equity
	Shares	Amount		
Balance—As of Inception November 13, 2024	-	$ -	$ -	$ -
Issuance of Common Stock	-	-	-	-
Net Income/(Loss)	-	-	-	-
Balance—November 13, 2024	-	$ -	$ -	$ -

See accompanying notes to financial statements.

For The Period Ended	November 13, 2024
(USD $ in Dollars)	
CASH FLOW FROM OPERATING ACTIVITIES	
Net Income/(Loss)	$ -
Net Cash Provided By/(Used In) Operating Activities	-
CASH FLOW FROM INVESTING ACTIVITIES	
Net Cash Provided By/(Used In) Investing Activities	-
CASH FLOW FROM FINANCING ACTIVITIES	
Net Cash Provided By/(Used In) Financing Activities	-
Change In Cash and Cash Equivalents	-
Cash and Cash Equivalents—Beginning of The Period	-
Cash and Cash Equivalents—End of the Period	$ -
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash Paid During The Year For Interest	$ -

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Zinque Holdings Inc. was formed on November 13, 2024, as a Delaware Corporation. The financial statements of Zinque Holdings Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Newark, Delaware.

Zinque Holdings Inc. is established to act as the holding company for Le Zinc Bar LLC and to facilitate investor aggregation for a Regulation CF fundraising.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of November 13, 2024, the Company's cash and cash equivalents did not exceed FDIC-insured limits.

Revenue Recognition

The Company is currently pre-revenue and will follow the provisions and the disclosure requirements described in ASU 2013-09, also referred to as Topic 606. Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: Performance obligations consist of a promise in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: Revenues are recognized when or as control of the promised goods or services is transferred to customers.

Income Taxes

The Company is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through January 20, 2025, which is the date the financial statements were issued.

3.   STOCKHOLDERS' EQUITY

The Company is authorized to issue 31,400,000 shares of Common Stock at a par value of $0.0001 per share. As of November 13, 2024, no shares of Common Stock have been issued and are outstanding.

4.   DEBT

The company has no debt outstanding as of November 13, 2024.

5.   RELATED PARTY

There are no related party transactions as of November 13, 2024.

6.   INCOME TAXES

The provision for income for the period ended November 13, 2024, is as follows:

For The Period Ended November 13,	2024
Net Operating Loss	$ -
Valuation Allowance	-
Net Provision for Income Tax	$ -

Significant components of the Company's deferred tax assets and liabilities as of November 13, 2024, are as follows:

As of November 13,	2024
Net Operating Loss	$ -
Valuation Allowance	-
Total Deferred Tax Asset	$ -

The company is a new entity formed on November 13, 2024, and does not currently have any taxable income or deferred tax assets. As the company generates future taxable income, it will assess the possibility of utilizing Net Operating Loss (NOL) carryforwards for tax purposes. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. However, since the company is in its initial stages, it's too early to determine if sufficient taxable income will be generated to benefit from future tax deductions related to potential deferred tax assets.

The company recognizes the impact of a tax position in its financial statements only if it's more likely than not to be sustained upon examination by tax authorities based on the technical merits of the position. As of its inception date (November 13, 2024), the company has no prior operations and, consequently, no unrecognized tax benefits or accrued interest and penalties related to uncertain tax positions.

7. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to various local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or loss of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 13, 2024, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8. GOING CONCERN

The Company has recently commenced operations and will incur significant additional costs to generate revenues sufficient to sustain operations. The Company might not have sufficient liquid assets to fulfill its obligations in the near future. These matters raise substantial doubt over the Company's ability to continue as a going concern. Over the next twelve months, the Company intends to fund its operations from the proposed Regulation Crowdfunding campaign, additional debt, and/or equity financing as deemed necessary. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If the Company is unable to obtain sufficient amounts of additional capital, the Company may be required to reduce the scope of development, which may harm the operations, financial condition, and operating results. These financial statements do not include any adjustments resulting from these uncertainties.

LE ZINC BAR LLC

AUDITED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2023 AND 2022

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS



INDEPENDENT AUDITORS' REPORT

To the Board of Members of
Le Zinc Bar LLC
Venice, California

Opinion

We have audited the financial statements of Le Zinc Bar LLC (the "Company,"), which comprise the balance sheets as of December 31, 2023 and 2022, and the related statements of operations, changes in members' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for period of twelve months from the date of issuance of these financial statements.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these consolidated financial statements.



In performing an audit in accordance with GAAS, we:

• Exercise professional judgment and maintain professional skepticism throughout the audit.

• Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

• Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

• Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

• Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

SetApart Accountancy Corp.

October 29, 2024
Los Angeles, California

LE ZINC BAR LLC
BALANCE SHEETS
AS OF DECEMBER 31, 2023 AND 2022

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	1,056,232	$	2,220,877
Inventory		200,950		197,450
Prepaids and Other Current Assets		2,203		2,203
Total Current Assets		**1,259,385**		**2,420,530**
Property and Equipment, net		3,538,422		2,568,256
Right-of-Use Asset		3,285,762		4,029,948
Investment in Related Party Private Company		94,322		784,569
Intangible Assets		247,894		304,919
Security Deposit		718,146		316,362
Total Assets	**$**	**9,143,932**	**$**	**10,424,584**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	1,240,626	$	1,008,095
Credit Cards		168,270		197,110
Lease Liability, current portion		848,933		756,586
Other Current Liabilities		2,307,639		249,225
Total Current Liabilities		**4,565,468**		**2,211,017**
Lease Liability, net of current portion		2,554,246		3,403,179
Total Liabilities		**7,119,714**		**5,614,196**
MEMBERS' EQUITY				
Members' Equity		2,024,218		4,810,389
Total Liabilities And Members' Equity	**$**	**9,143,932**	**$**	**10,424,584**

See accompanying notes to financial statements.

For The Year Ended December 31,		2023		2022
(USD $ in Dollars)				
Net Revenue	$	41,960,989	$	39,576,476
Cost Of Goods Sold		11,664,789		10,598,770
Gross Profit		**30,296,200**		**28,977,706**
Operating Expenses				
General and Administrative		34,622,486		27,171,667
Research and Development		58,155		62,008
Selling and Marketing		13,255		26,780
Total Operating Expenses		**34,693,896**		**27,260,455**
Net Operating (Loss)/Income		**(4,397,697)**		**1,717,251**
Interest Expense		(351,794)		(424,437)
Share Of Loss From Associate		(12,141)		(30,769)
Other Income		3,169,599		354,878
(Loss)/Income Before Provision For Income Taxes		**(1,592,032)**		**1,616,924**
Benefit/(Provision) For Income Taxes		-		-
(Net Loss)/Net Income	$	**(1,592,032)**	$	**1,616,924**

See accompanying notes to financial statements.

(USD $ in Dollars)		
Balance—December 31, 2021	$	**5,104,065**
Capital Contribution		1,990,842
Capital Distribution		(3,770,514)
Adjustment from Adoption of ASC 842		(130,928)
Net Income		1,616,924
Balance—December 31, 2022	$	**4,810,389**
Capital Contribution		864,606
Capital Distribution		(2,058,744)
Net Loss		(1,592,032)
Balance—December 31, 2023	$	**2,024,218**

See accompanying notes to financial statements.

LE ZINC BAR LLC
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022

As of December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net (Loss)/Income	$	(1,592,032)	$	1,616,924
Adjustments to reconcile net loss to net cash provided by operating activities:				
Depreciation of Property		2,906,823		491,144
Amortization of Intangibles Assets		57,025		42,599
Non-Cash Lease Expense		(12,400)		129,817
Share of Loss from Associate		12,141		30,769
Changes in operating assets and liabilities:				
Inventory		(3,500)		-
Accounts Payable		232,532		269,658
Credit Cards		(28,840)		21,444
Other Current Liabilities		2,058,413		140,964
Security Deposit		(401,783)		-
Net Cash Provided By Operating Activities		3,228,378		2,743,319
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		(3,876,990)		(2,216,641)
Equity Investment, net		678,106		(141,114)
Purchases of Intangible Assets		-		(299,835)
Net Cash Used In Investing Activities		(3,198,884)		(2,657,590)
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		864,606		1,990,842
Capital Distribution		(2,058,744)		(3,901,442)
Borrowing on Promissory Notes and Loans		-		(220,500)
Net Cash Used In Financing Activities		(1,194,138)		(2,131,100)
Change In Cash And Cash Equivalents		(1,164,644)		(2,045,371)
Cash And Cash Equivalents—Beginning Of Year		2,220,877		4,266,248
Cash And Cash Equivalents—End Of Year	$	1,056,232	$	2,220,877
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash Paid During The Year For Interest	$	351,794	$	424,437
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Right Of Use Assets Recorded In Exchange For Lease Liability Upon Adoption Of Asc 842	$	-	$	130,928

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Le Zinc Bar LLC was incorporated on August 18, 2019, in the State of California. The financial statements of Le Zinc Bar LLC (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Venice, California.

Le Zinc Bar LLC (zinqué) is a beloved neighborhood hotspot and all-day restaurant serving French-inspired dishes, small plates, craft cocktails, and a uniquely curated wine selection. Inspired by the zinc countertop bars & cafés of Paris, many of its customers consider it a second home—a place to work, linger, and socialize.
Open from 7 a.m. until late, the space transforms from a European-style bistro and café, serving full breakfast with La Colombe coffee drinks and its famous Le Bowl for lunch, to full-service dining at night. Live music, guest DJs, art workshops, and wine tastings also make it a favorite community hangout.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies is presented to assist in understanding the Company's financial statements. The accounting policies conform to accounting principles generally accepted in the United States of America ("GAAP" and "US GAAP").

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with US GAAP and the Company has adopted the calendar year as its basis for reporting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks, cash on hand, and all highly liquid investments with original maturities of three months or less at the time of purchase. As of December 31, 2023, and 2022, the Company's cash & cash equivalents exceeded FDIC-insured limits by $559,539 and $582,882, respectively.

Equity Method Accounting for Investments in Private Companies

The company accounts for investments in private companies, where the entity can exert significant influence, using the equity method accounting. The Company's share of profits or losses from these types of investments increases or decreases the investment carrying value and any distributions by the investee reduces the investment carrying value which complies with the requirements of ASC 323. At each reporting date, the Company evaluates these investments for any impairment losses and for the years ended December 31, 2023, and 2022, no impairment losses were recorded with respect to these investments.

Concentration of Credit Risk

The Company is subject to concentrations of credit risks primarily from cash, cash equivalents, and notes receivable. At various times during the years, the Company may have bank deposits in excess of Federal Deposit Insurance Corporation insurance limits. Management believes any credit risk is low due to the overall financial strength of the financial institutions. Accounts receivable consist of uncollateralized receivables from customers/clients primarily located throughout the United States of America.

Inventories

Inventories are valued at the lower of cost or net realizable value. Inventories include costs for ingredients and finished goods, which are determined using a specific identification method.

Property and Equipment

Property and equipment are stated at cost. Expenditures for additions, major renewals and betterments are capitalized, and expenditures for maintenance and repairs are charged against income as incurred. When property and equipment are retired or otherwise disposed of, the related cost and accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in statements of operations.

Depreciation and amortization of property and equipment are computed using the straight-line method over the estimated useful lives of the respective assets. Leasehold improvements are amortized on a straight-line basis over either the useful life of the improvement or the remainder of the related lease term, whichever is shorter.

Estimated useful lives for property and equipment are as follows:

Category	Useful Life
Computers	5 years
Furniture and Fixtures	5-7 years
Leasehold Improvements	15-39 years
Machinery and Equipment	5 years

Intangibles

Intangible assets with finite lives, such as Liquor Licenses, are amortized on a straight-line basis over their estimated useful lives.

Impairment of Long-Lived Assets

Long-lived assets, including property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. An impairment loss is recorded in the period in which it is determined that the carrying amount is not recoverable. The determination of recoverability is made based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. The measurement of the impairment for long-lived assets is based on the asset's estimated fair value. No such impairment was recorded for the year ended December 31, 2023 and 2022.

Revenue Recognition

The Company recognizes revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those goods or services. In determining when and how revenue is to be recognized from contracts with customers, the Company performs the following five step analysis laid under Accounting Standard Codification ("ASC") 606, *Revenue from Contracts with Customers*: (1) identification of contract with customers, (2) determination of performance obligations, (3) measurement of the transaction price, (4) allocation of transaction price to the performance obligations, and (5) recognition of revenue when or as the company satisfies each performance obligation.

The Company earns revenue from the services provided to its customers at restaurants operated by the Company. The Company generally recognizes revenue, net of discounts and incentives, when payment is tendered at the point of sale. The Company reports revenue net of sales-related taxes collected from customers and remitted to governmental taxing authorities. Food and beverage revenue primarily relates to the sale of food and beverages at restaurants.

The Company also offers and sells gift cards that do not have expiration dates. Gift card balances are initially recorded as unearned revenue. We recognize revenue from gift cards when the gift card is redeemed by the customer. Historically, the majority of gift cards are redeemed within one year. Deferred Revenue from gift cards as of December 31, 2023, and 2022 amounted to $46,018 and $28,245, respectively, and has been classified in the other current liabilities on the balance sheet.

Cost of Sales

Cost of sales includes the cost of material and supplies, food, groceries, and other variable and fixed overheads.

Research and Development Costs

Costs incurred in research and development of the Company's product are expensed as incurred.

Income Taxes

The Company has been organized as a limited liability company and has elected to be taxed as a partnership, which is not a tax-paying entity for federal income tax purposes and therefore, no provision for federal income taxes is reflected in its records. The income or loss of the limited liability company is passed through to the members and reported on their individual income tax returns.

Leases

The Company determines if an arrangement is a lease at inception by determining whether the agreement conveys the right to control the use of the identified asset for a period of time, whether the Company has the right to obtain substantially all of the economic benefits from the use of the identified asset, and the right to direct the use of the asset. Lease liabilities are recognized at the commencement date based upon the present value of the remaining future minimum lease payments over the lease term using the rate implicit in the lease or the Company's incremental borrowing rate. The incremental borrowing rate is defined as the rate of interest the Company would have to pay to borrow on a collateralized basis over a similar term in an amount equal to the lease payments in a similar economic environment. The Company's lease terms include options to renew or terminate the lease when it is reasonably certain that it will exercise the option.

The lease right-of-use assets are initially measured at the carrying amount of the lease liability and adjusted for any prepaid or accrued lease payments, remaining balance of lease incentives received, unamortized initial direct costs, or impairment charges relating to the right-of-use-asset. Certain leases contain escalation clauses, which are factored into the right-of-use asset where appropriate. Lease expense for minimum lease payments is recognized on straight-line basis over the lease term.

Variable lease expenses include payments related to the usage of the leased asset (utilities, real estate taxes, insurance, and variable common area maintenance) and are expensed as incurred. The Company's lease agreements do not contain any material residual value guarantees or material restrictive covenants.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1 — Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2 — Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3 — Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Advertising & Promotional Costs

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023, and December 31, 2022, amounted to $13,255 and $26,780, which is included in sales and marketing expenses.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through October 29, 2024, which is the date the financial statements were available to be issued.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Prepaid and other current assets consist of the following items:

As of December 31,	2023	2022
Prepaid Tax	$ 2,203	$ 2,203
Total Prepaids and Other Current Asset	$ 2,203	$ 2,203

The equity investment represents the Company's 45% ownership stake in Triunfo Holdings LLC, a related party through common ownership. The carrying value of this investment is as follows:

As of December 31,	2023	2022
Investment at Triunfo Holdings LLC	$ 94,322	$ 784,569
Total Investment in Related Party Private Company	$ 94,322	$ 784,569

Other current liabilities consist of the following:

As of December 31,	2023	2022
Giftcards	46,018	28,245
Sales Tax Payable	121,289	120,501
Outstanding Tips Payable	140,331	-
Payroll Liabilities	-	89,790
Contingent Liability	2,000,000	-
Payroll Tax Payable	-	10,690
Total Other Current Liabilities	$ 2,307,639	$ 249,225

4. INVENTORY

Inventory consists of the following:

As of December 31,	2023	2022
Finished Goods	$ 200,950	$ 197,450
Total Inventory	$ 200,950	$ 197,450

5. PROPERTY AND EQUIPMENT

Property and equipment consist of:

As of December 31,	2023	2022
Computers	$ 5,614	$ 5,614
Furniture and Fixtures	2,774,025	1,847,763
Leasehold Improvements	9,460,285	7,019,298
Leashold Improvement- in progress	2,630,477	2,295,463
Machinery and Equipment	1,147,569	972,842
Property and Equipment, at cost	**16,017,969**	**12,140,980**
Accumulated depreciation	(12,479,547)	(9,572,724)
Property and Equipment, net	$ **3,538,422**	$ **2,568,256**

Depreciation expenses for the years ended December 31, 2023, and 2022 were $2,906,823 and $491,144, respectively.

6. INTANGIBLE ASSETS

Intangible assets consist of the following:

As of December 31,	2023	2022
Licences	556,760	556,760
Intangible Assets, at cost	**556,760**	**556,760**
Accumulated Amortization	(308,866)	(251,841)
Intangible Assets, net	$ **247,894**	$ **304,919**

Amortization expenses for the years ended December 31, 2023, and 2022 were $57,025 and $42,599, respectively.

Estimated annual amortization expense subsequent to December 31, 2023, is as follows:

Period	Amortization Expense
2024	$ 57,025
2025	57,025
2026	57,025
2027	57,025
Thereafter	19,794
Total	$ **247,894**

7. LEASES

The Company has four operating leases for business premises, The Company's leases have terms maturing through 2029. Monthly payments range from $14,436 to $30,000 and contain escalation clauses. Rent expense is recorded on a straight-line basis over the lease term.

The weighted average remaining lease term for operating leases as of December 31, 2023, and 2022 were 3.44 years and 4.44 years, respectively.

The weighted average discount rate for operating leases as of December 31, 2023, and 2022 was 10%.

Minimum future lease payments under non-cancellable operating leases as of December 31, 2023, are as follows:

As of December 31,	2023
2024	$ 1,119,415
2025	1,131,762
2026	885,153
2027	418,369
Thereafter	216,781
Present Value Discount	(368,301)
Total	$ **3,403,179**

8.   MEMBERS' EQUITY

The ownership percentages of the members as of December 31, 2023 are as follows:

Member's Name	Ownership Percentage
Emmanuel Dossetti	34.3%
Perrin Solliers	15.4%
Nelson Brady	14.4%
Rao Armilli	12.6%
Amanda Cantley	8.7%
Cory Stephens	5.4%
Others	9.2%
TOTAL	**100.0%**

The LLC is managed by one manager.

9.   RELATED PARTY TRANSACTIONS

In 2018, the Company acquired a 45% equity stake in Triunfo Holdings, LLC, a related party through common ownership. In 2023, the Company contributed $321,894 to Triunfo Holdings, LLC. However, due to its share in the loss of $12,141 and a distribution of $1,000,000, the carrying value of the investment decreased from $784,569 to $94,322. As of December 31, 2023, and 2022, no impairment losses were recorded with respect to these investments.

10.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local, state, and federal regulations. Failure to comply with these requirements may result in fines, penalties, restrictions on operations, or loss of permits, which will have an adverse impact on the Company's operations and might result in an outflow of economic resources.

Litigation and Claims

The Company is a party to a class action and Private Attorney General Act (PAGA) claim, which has been resolved through a settlement agreement pending court approval. The settlement, once approved, will result in a gross payment of $2 million. This amount has been accrued as a liability in the financial statements, and the payment is expected to be due in the coming months. If the court does not approve the settlement, additional terms may be required to finalize the agreement. As of December 31, 2023, a $2,000,000 accrual for legal costs has been recorded under other current liabilities on the balance sheet.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2023, through October 29, 2024, which is the issuance date of these financial statements.

There have been no events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred a net operating loss of $4,397,697 and holds liquid assets of $1,056,232 in cash. However, substantial current liabilities are placing significant pressure on the Company's liquidity. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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More Than A Restaurant

Zinqué is a fast-growing lifestyle company focused within the hospitality sector. At its core, the Zinqué ethos revolves around providing an innovative all-day neighborhood hub to eat, drink, work, play, gather, and connect with others in a relaxed and stylish environment. By activating each location with uniquely-curated events, Zinqué is also a contemporary community clubhouse providing a dynamic calendar of performances, educational art activities, game tournaments, wine tastings, and culturally-themed parties. Zinqué's newest locations integrate dining with lifestyle through À Côté, its modern European retail concept store woven into the adjacent restaurant, allowing guests to incorporate the Zinqué essence into their everyday routines at home. Other Zinqué revenue streams include events, e-commerce, and subscription services, supported by a strong marketing strategy and high engagement across social media and geo-targeted newsletters. With just eight locations, Zinqué has generated $42M in sales and was profitable in 2024 (2024 financials not yet reviewed). Over the coming months, Zinqué plans to open three new locations, including its European flagship in Paris.

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Get Equity

This Reg CF offering is made available through StartEngine Primary, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


MORE THAN A RESTAURANT
A CURATED, COMMUNITY-LED LIFESTYLE BRAND
zinqué

OVERVIEW ABOUT TERMS PRESS DISCUSSION INVESTING FAQS

Get Equity
$4.83 Per Share

MIN INVEST $497.49

VALUATION $144.9M

REASONS TO INVEST

PROVEN FINANCIAL MODEL: In 12 years, Zinqué has consistently delivered high sales at its restaurants (last year averaging over $4M per location) and is currently profitable without significant debt or equity dilution.

READY FOR EXPANSION: After showing that we could open multiple locations in the LA area without cannibalizing sales, and building a scalable model, we are prepared to expand to new markets in the U.S. and internationally.

MORE THAN A RESTAURANT: A lifestyle brand with community events (live music, paella parties, foosball tournaments...), classes (pottery, painting...), and a retail store with highly curated goods.

TEAM



Emmanuel Renaud Dossetti • Chief Executive Officer, Chief Financial Officer, Secretary, and Director

Emmanuel Dossetti, a Marseille native, founded his restaurant empire after moving to Venice Beach, CA, in 1998. In 2011, he opened Zinqué, an all-day French-inspired bar and café. Its success led to locations in LA, Newport Beach, San Diego, Scottsdale, and Malibu. He also launched Massilia in 2018, a Mediterranean-inspired eatery, and À Côté, a French retail boutique.

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Francis Ly • Director of Operations

Francis Ly has been the Director of Operations of Le Zinqué for 12 years. Having completed his university studies in biochemistry, he put his analytical skills to use by launching into hospitality with a focus on management, operations, and logistics with successful stints at Los Angeles hotspots The Little Door and Little Next Door, among others. Francis is passionate about team building, optimization of profits, operational efficiencies and speaks four languages. He oversees daily operations as well as new openings.

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Diogo Veladas • Corporate Executive Chef

Diogo Veladas, born in Lisbon, Portugal, graduated top of his Culinary Arts class at Escola de Hotelaria e Turismo de Lisboa, mentored by renowned chef Nuno Diniz. He trained at Michelin-starred Ocean (Hans Neuner), Arpège (Alain Passard), and Manzke in LA. Fluent in 4 languages, his global experience enriches his culinary work, inspired by Alentejo cuisine and its signature herb, pennyroyal. Diogo leads our culinary team and recipe development.

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Marc Danays • Director of Events

Marc Danays has over 20 years of experience in the Drinks and Entertainment industry. Equipped with training that began in the South of France and continued through Paris, London, and eventually, Los Angeles, Marc's style, flair, and dedication have continued to secure his management positions in prestigious venues, and his outstanding mixology skills have won him numerous awards and cocktail competitions.
Marc is a sought-after advisor/consultant on issues of finance and sponsorship, brand development (on-trade); VIP hospitality management and booking services, plus signature cocktail and menu creation. Fluent in English and French, he is zinqué's Director of Events, organizing classes, collaborations, and fêtes.

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Shane Won Murphy • Director of Real Estate

With a focus on commercial real estate, retail and restaurant concept development, restaurant operations, hospitality licensing, permitting, and construction over the past two decades, Shane has played an integral role in the expansion and growth of Zinqué Hospitality since its inception. Other notable projects Shane has been apart of include Vespertine, Bestia, Travis Lett's RVR, KinKan, and a forthcoming project from Josiah Citrin

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THE PITCH

More Than A Restaurant: Zinqué's Lifestyle Experience



MORE THAN A RESTAURANT

PROVIDING A THOUGHTFULLY CURATED ENVIRONMENT WHERE CUSTOMERS GATHER TO...



EAT & DRINK...SOCIALIZE... LEARN...WORK...PLAY... LINGER...

Zinqué is more than just a hospitality group of French-inspired all-day restaurants; it is a neighborhood destination for culture, community, and experiences. Since the popular emergence of private membership clubs, Zinqué has realized that its customers have a strong need to feel like they belong to a community. To not only enjoy great food and drinks, but to be recognized by baristas and bartenders and to forge meaningful relationships with other patrons. Offering a seamless transition from morning coffee to lunch to happy hour to dinner to late-night cocktails, Zinqué provides a thoughtfully-curated and flexible environment where customers gather to socialize, work, and enjoy a unique program of community events and activities; live music, pottery and painting classes, sip & learn wine tastings, backgammon club, paella parties, raclette soirées, and beyond!

EVENTS & WORKSHOPS



CERAMICS WORKSHOP



ZINQUÉ ART CONNECTION

SATURDAY 11.09 / 3PM

1440 lincoln blvd
venice 90291

venice

zinqué

06.06
06.20

! TOP OF THE ! POPS

LIVE MUSIC + DJ



HOSTED BY MARC

THURS | 7:30–LATE

BRITPOP / 80's / 90's / 00's

1440 lincoln blvd
venice 90291

venice

JAMESON

zinqué

A SWISS TRADITION

RACLETTE + PARTY

WINE + CHEESE



12.11 NEWPORT
12.12 MALIBU
12.18 VENICE

MORE DATES IN JANUARY.

LEZINQUE.COM/RACLETTE

zinqué



ZINQUÉ ART CONNECTION
PAINT & SIP

SATURDAY 10.12

3:00 PM–5:30 PM
$50 / GUEST

1440 lincoln blvd
venice 90291

venice

zinqué



08.22 / 5PM–8PM

¡ PAELLA PARTY !

FLAMENCO!
CERVEZA!
SANGRIA!

+ DJs @ 8PM!

3841 malibu road
malibu 90265

malibu

ESTRELLA

zinqué

11.23
ZINQUÉ ART CONNECTION

SATURDAY 3PM
FLOWER WORKSHOP



1440 lincoln blvd
venice 90291

venice

zinqué

THE MARKET & OUR TRACTION

Zinqué: Where Curated Experiences Meet Scalable Opportunities

Zinqué aims to capitalize on the growing global food service market, projected to expand from $3.4B in 2024 to $6.3B by 2032 at a CAGR of 7.78%.[1] With a loyal customer base of over 100,000 email subscribers (achieving an impressive 50% open rate) and 17,000 organic Instagram followers, Zinqué's engagement far exceeds industry averages.

DINING. RETAIL. LIFESTYLE.

ZINQUÉ IS A COMMUNITY-LED RESTAURANT CONCEPT THAT BLENDS DINING & RETAIL WITH LIFESTYLE



$42M IN ANNUAL SALES

8 SUCCESSFUL LOCATIONS

We believe Zinqué is poised for further success by leveraging additional revenue streams such as events, e-commerce, and subscription services. Zinqué's commitment to offering curated, European-style experiences—combined with its dedicated customer base and extremely limited competition in its sector—creates potential for scalable growth, both in new markets and complementary ventures.

FINANCIAL PERFORMANCE

Built To Last: Zinqué's Strategic Expansion

According to the National Restaurant Association, approximately 60% of restaurants fail within their first year of operation and 80% fail within 5 years of opening. In an environment notorious for low margins, Zinqué has demonstrated exceptional financial strength, with net incomes of 20–30%, fueled by an efficient hybrid labor model, optimization of COGS, strategic brand partnerships, and leveraging brand equity.



FINANCIAL PERFORMANCE



AVERAGING OVER **$4M** IN SALES

PER RESTAURANT

20–30% PROFIT MARGIN

25–30% FOOD COST

UNDER **30%** LABOR COST

ZERO DEBT

**Numbers based on 2024 financials not yet reviewed.*

**Past performance is not a guarantee of future results. While we strive to achieve continued growth, market conditions, economic factors, and other external influences may impact our ability to maintain this momentum.*

Since opening its first location 12 years ago, Zinqué has expanded organically without taking on debt or diluting equity. Each new venue was built capitalizing on opportunistic lease contracts with significant landlord contributions towards build-outs as well as cash flow from existing outlets.

CURATED & COMMUNITY-LED

A LOYAL, DISCERNING & GROWING AUDIENCE



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pickup, delivery & dine-in at:
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www.lezinque.com
events
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50% OPEN RATE

17K ORGANIC IG FOLLOWERS

ABOUT

HEADQUARTERS
1440 S Lincoln Blvd
Venice, CA 90291

WEBSITE
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Existing venues average 2,000–6,000 square feet and generate revenues of approximately $4 million–$10 million. Zinqué's most recent venues in Venice and Malibu average around 6,000 square feet + patio. Both include the retail concept store À Côté. Venice has annual revenues of approximately $9 million. Malibu, in its first year of operation, is our second highest grossing restaurant.

Zinqué is a fast-growing lifestyle company focused within the hospitality sector. At its core, the Zinqué ethos revolves around providing an innovative all-day neighborhood hub to eat, drink, work, play, gather, and connect with others in a relaxed and stylish environment. By activating each location with uniquely-curated events, Zinqué is also a contemporary community clubhouse providing a dynamic calendar of performances, educational art activities, game tournaments, wine tastings, and culturally-themed parties. Zinqué's newest locations integrate dining with lifestyle through À Côté, its modern European retail concept store woven into the adjacent restaurant, allowing guests to incorporate the Zinqué essence into their everyday routines at home. Other Zinqué revenue streams include events, e-commerce, and subscription services, supported by a strong marketing strategy and high engagement across social media and geo-targeted newsletters. With just eight locations, Zinqué has generated $42M in sales and was profitable in 2024 (2024 financials not yet reviewed). Over the coming months, Zinqué plans to open three new locations, including its European flagship in Paris.

WHY INVEST

Our Business Model

From the buildout of a restaurant to the development of recipes and processes, Zinqué has been built for future expansion. All recipes are documented with detailed instructions in multiple languages, with photo and video, and compiled on an internal YouTube channel.

TERMS

Zinque

Overview

PRICE PER SHARE
$4.83

VALUATION
$144.9M

DEADLINE
May. 1, 2025 at 6:59 AM UTC

FUNDING GOAL
$10K - $4.66M

Breakdown

MIN INVESTMENT
$497.49

OFFERING TYPE
Equity

MAX INVESTMENT
$4,662,997.92

SHARES OFFERED
Common Stock

MIN NUMBER OF SHARES OFFERED
2,070

MAX NUMBER OF SHARES OFFERED

Maximum Number of Shares Offered

965,424

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing

Offering Memorandum

Financials

	Most Recent Year-End	Prior Fiscal Year-End
Total Assets	$9,143,932	$10,424,584
Cash and Cash Equivalents	[illegible]	$2,220,877
Accounts Receivable	$0	$0
Short-Term Debt	$1,408,586	$1,205,285
Long-Term Debt	$0	$0
Revenue & Sales	$41,960,989	$39,576,476
Costs of Goods Sold	$11,664,789	$10,598,770
Taxes Paid	$0	$0
Net Income	-$1,592,032	$1,616,924

Risks

READY FOR EXPANSION



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Egg, lettuce, tomato, Comté tartine (french)
Egg, lettuce, tomato, Comté tartine (spanish)
Vegan confit tomato and avocado sandwich (french)
Vegan confit tomato and avocado sandwich (spanish)

A **HIGHLY SCALABLE** BUSINESS MODEL

ALL PROCEDURES, RECIPES, DESIGNS & TRAINING **CAREFULLY DOCUMENTED**

POTENTIAL FOR **MULTIPLE LOCATIONS** IN SELECT MARKETS

AN EXECUTION PLAN FOR **NATIONAL** & **INTERNATIONAL EXPANSION**

FOCUS ON **URBAN MARKETS**: MIAMI, PARIS, NYC, AUSTIN

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

All employees are on Slack, encompassing multiple channels for each restaurant. All procedures are posted and available to all employees at any time (i.e. updated recipes, instructions on steps of service, information about upcoming events, company policies, etc.).

Zinqué also has two licensed architects on its team. All design elements, materials, furniture, and equipment, are documented to make future openings as efficient as possible. Anywhere in the world.

zinqué

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses *

Loyalty Bonus | 15% Bonus Shares

If you are friends & family of Zinque (on Zinque's email list as of Feb 7th 2025 or a prior investor in Zinque), you are eligible for additional bonus shares.

Time-Based Perks

Early Bird 1: Invest $5,000+ within the first 2 weeks | 5% bonus shares

Early Bird 2: Invest $20,000+ within the first 2 weeks | 10% bonus shares

Early Bird 3: Invest $50,000+ within the first 2 weeks | 15% bonus shares

Mid-Campaign Perks (Flash Perks)

Flash Perk 1: Invest $5,000+ between day 35 - 40 and receive 7% bonus shares

Flash Perk 2: Invest $5,000+ between day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: $500 - Receive a Zinqué branded tote bag.

Tier 2: $1,000 - Become a member of Zinqué wine club or cheese club for 3 months + 2% bonus shares.

Tier 3: $5,000 - Become a member of Zinqué wine club or cheese club for 6 months + Receive a $200 Zinqué Gift Card valid at all restaurants and stores + 5% bonus shares.

Tier 4: $10,000 Become a member of Zinqué wine club or cheese club for 6 months + Receive a $500 Zinqué Gift Card valid at all restaurants and stores + 10% bonus shares.

Tier 5: $25,000 Become a member of Zinqué wine club or cheese club for 12 months + Receive a $1,000 Zinqué Gift Card valid at all restaurants and stores + 12% bonus shares.

Tier 6: $50,000 Become a member of Zinqué wine club or cheese club for 12 months + Receive a $1,000 Zinqué Gift Card valid at all restaurants and stores+ 15% bonus shares + Friends & Family Concierge for priority reservations for dining and special events + 15% discount at all Zinqué restaurants and À Côté stores.

Tier 7: $100,000+ Black Card investor account. Become a member of Zinqué wine club or cheese club for 12 months + Receive a $2,000 Zinqué Gift Card valid at all restaurants and stores + 20% bonus shares + Friends & Family Concierge for priority reservations for dining and special events + 25% discount at all Zinqué restaurants and À Côté stores + Zinqué will keep any opened wine or liquor bottle with your name on it (with Coravin).

Tier 8: $300,000+ VIP investor account. ONLY 15 AVAILABLE. Everything from tier 7 including 20% bonus shares + VIP invitation to all Zinqué grand openings in the world (starting with Paris in spring 2025) including curated hospitality experience from Zinqué (accommodation & services).

Explore More Investment Opportunities in Leisure & Hospitality on StartEngine!

Looking for more investment options in the Leisure & Hospitality space? Click here to view all available offerings on StartEngine and get involved today.

Zinqué will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club, see below for details.

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

<u>The 10% StartEngine Venture Club Bonus</u>

Zinque will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $4.83 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $483. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Audience Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
We will not incur any irregular use of proceeds.

PRESS

Los Angeles Magazine
Best of LA 2024: Where To Eat

View Article

Angeleno Magazine
The Ultimate Guide to Malibu

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Malibu Times
Clay Creativity Catalyzes Camaraderie

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Best of the SouthWest
Zinqué French Restaurant and Wine Bar, Magnifique!

View Article

Eater LA
A Running List of Hospitality Industry Nights in Los Angeles

View Article

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HOW INVESTING WORKS

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How much can I invest?

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Can I cancel my investment?

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For Regulation A+, StartEngine allows for a four-hour cancellation period. Once the four-hour window has passed, it is up to each company to set their own cancellation policy. You may find the company's cancellation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to be sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

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STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

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- As compensation for the services provided by StartEngine Capital or StartEngine Primary, as identified in the Offering Statement filed on the SEC EDGAR filing system (the "Intermediary"), the issuer is required to pay to Intermediary a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of the Intermediary. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to the Intermediary, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine's platform.

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